Exhibit 99.1

405 S 8th Street #201, Boise, ID 83702

NEWS RELEASE

August 9, 2021

Perpetua Announces Antimony Supply Agreement for Ambri Battery Production

Perpetua’s Antimony Will Power Ambri’s Low-Cost Battery for Long-Duration, Daily Cycling Energy Storage

Committed Amount Sufficient to Generate Over 13 Gigawatt Hours of Storage, Equivalent to Over 8x the Size of the Entire US Energy Storage Market in 2020

Solidifies Perpetua’s Standing as a Leading ESG-Focused Mining Company Enabling the Green Energy Transition & Restoring the Environment

BOISE, ID – Perpetua Resources Corp. (Nasdaq: PPTA / TSX: PPTA) (“Perpetua Resources” or the “Company”) has entered into an agreement (the “Agreement”) to supply a portion of antimony production from the Stibnite Gold Project to Ambri Inc. (“Ambri”), establishing the foundation to help facilitate the decarbonization of energy grids in the U.S. and around the world. Perpetua’s Stibnite Gold Project, located in central Idaho, will provide Ambri with antimony from the only responsible and domestically mined source of the critical mineral in the U.S.

Ambri, a U.S. company, has developed an antimony-based, low-cost liquid metal battery for the stationary, long-duration, daily cycling energy storage market. Ambri batteries combine technological innovation with commercial applications for low-cost, long lifespan and safe energy storage systems that will increase the overall contribution from renewable sources to help enable the transition to green, carbon-free power grids.

“This agreement is a meaningful step in support of the current administration’s goal of achieving 100% clean electricity in the U.S., while prioritizing the domestic manufacturing of battery technology,” said Laurel Sayer, CEO of Perpetua Resources. “Perpetua continues to show how a modern mining company can not only be an essential part of the clean energy value chain, but also be key to the solution to the world’s climate challenges.”

The signing of the Agreement coincides with Ambri’s announcement that it secured $144 million in new financing led by Reliance New Energy Solar Ltd. (a wholly owned subsidiary of Reliance Industries Limited), Paulson & Co. Inc., Bill Gates, Fortistar and Goehring & Rozencwajg Associates. Additionally, Reliance has been chosen as Ambri’s joint venture partner for battery development in India as part of its broader plans to invest $10 billion to develop the Dhirubhai Ambani Green Energy Giga Complex. The capital raise will be used to accelerate the commercialization of Ambri’s leading liquid metal battery and build a domestic manufacturing facility to fundamentally change the way power grids operate.

“We are pleased to announce our partnership with Perpetua, which helps Ambri scale production of its leading battery technology” said Dan Leff, Executive Chairman of Ambri. “Ambri is well positioned to become the lowest cost producer of energy storage batteries, a critical building block enabling the transition to an entirely renewable power grid. Ambri recognizes the strategic importance of antimony as a leading metal in the green energy transformation and supports the responsible production of critical metals, especially within the United States.”

Responsible Mining. Critical Resources. Clean Future.

The Agreement contains certain standard commercial terms which contain options for treatment, refining, transport, and tolling charges. The minimum commitment of Perpetua’s antimony production for Ambri’s battery manufacturing is expected to power over 13 Gigawatt hours of battery capacity, which is equivalent to over 8 times the total additions to the entire U.S. energy storage market in 2020.

The Agreement contains a provision for fixed pricing and higher volumes that can be mutually agreed to by both parties. Perpetua and Ambri will also collaborate to identify opportunities to lower carbon emissions in their respective operations with the use of renewable energy combined with battery storage.

“Today’s agreement directly links the redevelopment of the Stibnite Gold Project – and the restoration of the site - to a new battery manufacturing partner that is poised to play a critical role in reducing carbon emissions,” said Sayer. “Our partnership with Ambri significantly increases the strategic and long-term value of our project and breathes further life into our guiding ESG principles.”

Perpetua continues to engage with other potential end users of antimony and will provide updates as they become available.

For further information about Perpetua Resources Corp., please contact:

Jessica Largent

Vice President Investor Relations and Finance

jessica.largent@perpetuacorp.us

Info@perpetuacorp.us

Mckinsey Lyon

Vice President External Affairs

media@perpetua.us

Website: www.perpetuaresources.com

About Perpetua Resources and the Stibnite Gold Project

Perpetua Resources Corp., through its wholly owned subsidiaries, is focused on the exploration, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project.  The Project is one of the highest-grade, open pit gold deposits in the United States and is designed to apply a modern, responsible mining approach to restore an abandoned mine site and produce both gold and the only mined source of antimony in the United States. Further advancing Perpetua Resources’ ESG and sustainable mining goals, the Project will be powered by the lowest carbon emissions grid in the nation and a portion of the antimony produced from the Project will be supplied to Ambri, a US-based company commercializing a low-cost liquid metal battery essential for the low-carbon energy transition.  In addition to the company’s commitments to transparency, accountability, environmental stewardship, safety and community engagement, Perpetua Resources adopted formal ESG commitments which can be found here.

About Ambri

Ambri Inc. has developed and is commercializing a new, long-duration battery technology that will enable widespread use of renewable energy sources, reduce electricity costs, and enable power systems to operate more reliably and efficiently. The liquid metal battery project began at MIT in the lab of Professor Donald Sadoway, and the company was formed in 2010 when the project achieved significant technical breakthroughs.

Responsible Mining. Critical Resources. Clean Future.

Forward-Looking Information

Statements contained in this news release that are not historical facts are "forward-looking information" or "forward-looking statements" (collectively, "Forward-Looking Information") within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-Looking Information includes, but is not limited to, disclosure regarding possible events, next steps and courses of action including the plans to supply a portion of the expected antimony production from the Stibnite Gold Project to Ambri; and the anticipated benefits of the foregoing. In certain cases, Forward-Looking Information can be identified by the use of words and phrases or variations of such words and phrases or statements such as "anticipates", "complete", "expected", "ensure", and "potential", in relation to certain actions, events or results "could", "may", "will", "would", be achieved. In preparing the Forward-Looking Information in this news release, Perpetua Resources has applied several material assumptions, including, but not limited to, assumptions that the current objectives concerning the Stibnite Gold Project can be achieved and that its other corporate activities will proceed as expected; that the parties will agree upon mutually acceptable volume and pricing terms; and that general business and economic conditions will not change in a materially adverse manner. Forward-Looking Information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Perpetua Resources to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Information. Such risks and other factors include, among others, changes in laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may result in unforeseen results in the permitting process; risks related to dependence on key personnel; the risk that the parties may not come to final agreement upon volume, pricing and/or other terms or conditions necessary in order to complete the supply of antimony produced from the Stibnite Gold Project to Ambri on mutually acceptable terms; risks of either party being unable to fulfill the terms of the Agreement by virtue of delays and/or other hindrances to reaching production on the part of Perpetua Resources and/or commercialization on the part of Ambri, as applicable; risks related to opposition to the Project; risks related to the outcome of litigation and potential for delay of the Project, as well as those factors discussed in Perpetua Resources' public disclosure record. Although Perpetua Resources has attempted to identify important factors that could affect Perpetua Resources and may cause actual actions, events or results to differ materially from those described in Forward-Looking Information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that Forward-Looking Information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-Looking Information. Except as required by law, Perpetua Resources does not assume any obligation to release publicly any revisions to Forward-Looking Information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Responsible Mining. Critical Resources. Clean Future.

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